TAHOE ANNOUNCES APPOINTMENT OF NEW AUDITOR

VANCOUVER, B.C. (August 29, 2012) – Tahoe Resources Inc. (TSX: THO, NYSE: TAHO) announced today that it has appointed Deloitte & Touche LLP in Vancouver, B.C. as its registered public accounting firm to replace KPMG LLP.

In conjunction with this change, Tahoe has filed a change of auditor notice on SEDAR. KPMG LLP has confirmed that it has resigned on its own initiative, that it has not expressed any reservations in its reports for Tahoe’s two most recently completed financial years or for any period subsequent to the last completed financial year, and that there are no “reportable events” under applicable Canadian securities laws.

About Tahoe Resources Inc.
Tahoe’s strategy is to develop the Escobal Project into a profitable mining operation and to position itself as a leading silver producer with high quality, low cost assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the Russell 3000 on the NYSE. The Company is listed on the TSX as THO and on the NYSE as TAHO. Tahoe’s website is www.tahoeresourcesinc.com.

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For further information contact:

Tahoe Resources Inc.
Ira M. Gostin, Vice President Investor Relations
investors@tahoeresourcesinc.com
Tel: 775-448-5807